06004526

NITEDSTATES
DEXCHANGECOMMISSION
wasnington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~36992~~ 47550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YSC Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Park Avenue, Suite 20A
(No. and Street)

New York (City) New York (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Soo Chang 212-725-5044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Riedl, Ernst J.
(Name – *if individual, state last, first, middle name*)

331 East Avenue (Address) Macedon (City) New York (State) 14502 (Zip Code)

PROCESSED
APR 18 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C.
203

APR 18 2006

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/17/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ernst J. Riedl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YSC Global Securities, Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WILLIAM J. SCHRADER
Notary Public, State of New York
MONROE COUNTY, No. 01SC6028800
Commission Expires Aug. 2, 2009

William J Schrader
Notary Public

Ernst J Riedl
Signature

CPA
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Ernst J Riedl, CPA
331 East Avenue
Macedon, NY 14502
Tel 315-986-4555
Fax #15-986-2994

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
YSC Global Securities, Inc.

I have audited the accompanying statement of financial condition of YSC Global Securities, Inc. (an S-Corporation) as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YSC Global Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst J Riedl

February 14, 2006

YSC GLOBAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

<u>Assets:</u>

Cash			$	8,328
Commissions Receivable				0
Due from Stockholder				10,499
Property and Equipment	$	4,987		
Less, Accumulated Depreciation		4,987		0
Total Assets			$	18,827

<u>Liabilities and Equity Capital:</u>

Accounts Payable and Accrued Expenses	$	1,748
Equity Capital		17,079
Total Liabilities and Equity Capital	$	18,827

The accompanying notes to the financial statements are an integral part of this statement.

YSC GLOBAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue:		
Commissions	$ 44,191	
Total Revenue		$ 44,191
Expenses:		
Clearance Charges	13,212	
Occupancy	14,400	
Communications	1,552	
Professional Services	3,850	
Other Operating Expenses	3,270	
Total Expenses		36,284
Net Income		$ 7,907

The accompanying notes to the financial statements are an integral part of this statement.

YSC GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN EQUITY CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

Equity Capital - Beginning	$	9,172
Addition:		
Net Income for Year		7,907
Total		17,079
Deduction:		
Distribution to Owner		0
Equity Capital - Ending	$	17,079

The accompanying notes to the financial statements are an integral part of this statement.

YSC GLOBAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net Income	$ 7,907	
Increase or (Decrease) in Cash Resulting from Changes in the following Operational Assets and Liabilities:		
Commissions Receivable	464	
Due from Stockholder	(7,783)	
Accounts Payable and Accrued Expenses	1,123	
Net		$ 1,711
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		0
Increase in Cash		1,711
Cash Balance, Beginning of Year		6,617
Cash Balance - End of Year		$ 8,328
Supplemental Information:		
Income Taxes Paid		$ 757

The accompanying notes to the financial statements are an integral part of this statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

YSC Global Securities, Inc. (the firm), a Delaware corporation, organized on July 5, 1994, is a registered broker–dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.(NASDA). The Company provides global securities execution to institutional clients located in the United States.

Revenue Recognition

Revenue from commissions is recognized when earned on a trade-date basis.

Property and Equipment

The firm's furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed by accelerated rates over the estimated useful lives of the assets.

Income Taxes

The firm, with the consent of its stockholder, elected to be taxed as an S Corporation and as such is exempt from Federal income taxes. The firm is subject to local taxation and pays a minimum state tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NET CAPITAL REQUIREMENT

As a regulated broker-dealer and member of the NASD, the firm is subject to the SEC's Uniform Net Capital Rule 15c3-1 (rule), which requires that net capital, as defined, be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the firm from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2005 the firm had net capital of $6,580 which exceeded its requirement of $5,000 by $1,580.

YSC GLOBAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
and
RECONCILIATION OF AUDITED NET CAPITAL WITH NET CAPITAL PER FORM X-17A-5
AS OF DECEMBER 31, 2005

Ownership Equity	$	17,079
Deduct, Non Allowable Assets:		
Amount due from Stockholder		10,499
Net Capital		6,580
Minimum Capital Requirement:		
The greater of 6 2/3% of aggregate indebtedness of $0 or $5,000		5,000
Excess of Net Capital over Minimum Requirement	$	1,580
Aggregate Indebtedness	$	0
Ratio of Aggregate Indebtedness to Net Capital		0

Reconciliation of Audited Net Capital with Net Capital Per Form x-17A-5

Unaudited Form X-17A-5 Part IIA	$	6,580
Audit Adjustments		0
Audited Net Capital	$	6,580

The accompanying notes to the financial statements are an integral part of this statement.

OATH OR AFFIRMATION

I, Young Soo Chang, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of YSC Global Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature ______________________

Title: President

Notary ______________________

EBONY THOMASON
NOTARY PUBLIC STATE OF NY
NO. 01TH6132027
QUALIFIED IN KINGS COUNTY
COMMISION EXPIRES 8/22/2009

Ernst J Riedl, CPA
331 East Avenue
Macedon, NY 14502
Tel 315-986-4555
Fax #15-986-2994

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
YSC Global Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of YSC Global Securities, Inc. (the firm) for the year ended December 31, 2005, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the firm, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the firm in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the firm does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the firm has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, fraud may occur and not be detected. Also, projections of any evaluations of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within in a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the firm's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst J Riedl

February 14, 2006